Registration No. 333-148212

Farm Bureau Life Annuity Account

Variable Deferred Annuity Contract

Issued By

Farm Bureau Life Insurance Company

ANNUAL NOTICE

May 1, 2022

This Annual Notice for the variable deferred annuity contract (the “Contract”) issued by Farm Bureau Life Insurance Company provides you with an update of changes to your Contract that have occurred since May 1, 2021. In addition, this Annual Notice provides key information about your Contract that you should review, including a current list of Investment Options available under your Contract. Please read this Annual Notice carefully and retain it with your Contract prospectus for future reference.

The most recent prospectus for the Contract, dated May 1, 2009, contains more information about the Contract, including its features, benefits, and risks. You can find the most recent audited financial statements of the Farm Bureau Life Annuity Account online at www.fbfs.com/variable-product-documents. You can also request this information at no cost by calling 1-800-247-4170 or sending an email request to LifePolicyService@fbfs.com.

More information about the Investment Options is available in the prospectuses for the Investment Options, which may be amended from time and time and can be found online at www.fbfs.com/variable-product-documents. You can also request this information at no cost by calling 1-800-247-4170 or sending an email request to LifePolicyService@fbfs.com.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

The Securities and Exchange Commission has not approved these securities or determined that this Annual Notice is accurate or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

Definitions	2

Updated Information About Your Contract	4

Important Information You Should Know About the Contract	4

APPENDIX A: Investment Options Available Under the Contract	8

APPENDIX B: Investment Options Available Under the Guaranteed Minimum Income Benefit Rider	15

DEFINITIONS

Account: Farm Bureau Life Annuity Account.

Accumulated Value: The total amount invested under the Contract, which is the sum of the values of the Contract in each Subaccount of the Account plus the value of the Contract in the Declared Interest Option.

Asset Allocation Model: An asset allocation model portfolio that seeks to provide moderate growth and income while avoiding excessive risk. If you elect the Guaranteed Minimum Income Benefit rider, you are required to maintain your asset allocations according to this model.

Business Day: Each day that the New York Stock Exchange is open for trading. Assets are valued at the close of each Business Day (generally, 3:00 p.m. central time).

The Company (“we”, “us” or “our”): Farm Bureau Life Insurance Company.

Contract: The variable deferred annuity contract, which term includes the basic contract described in the Contract prospectus, the contract application, any supplemental applications and any endorsements or additional benefit riders or agreements.

Contract Anniversary: The same date in each Contract Year as the Contract Date.

Contract Date: The date on which the Company receives a properly completed application. It is the date set forth on the data page of the Contract which the Company uses to determine Contract Years and Contract Anniversaries.

Contract Year: A twelve-month period beginning on the Contract Date or on a Contract Anniversary.

Declared Interest Option: An investment option under the Contract funded by the Company’s General Account. It is not part of, nor dependent upon, the investment performance of the Account.

Fund: An investment company registered with the SEC under the Investment Company Act of 1940 as an open-end diversified management investment company or unit investment trust in which the Account invests.

General Account: The assets of the Company other than those allocated to the Account or any other separate account of the Company.

Investment Option: A Fund, or a separate investment portfolio of a Fund in which a Subaccount invests.

Owner (“you” or “your”): The person who owns the Contract and who is entitled to exercise all rights and privileges provided in the Contract.

SEC: The U.S. Securities and Exchange Commission.

Subaccount: A subdivision of the Account which invests its assets exclusively in a corresponding Investment Option.

Valuation Period: The period of time over which we determine the change in value of the Subaccounts. Each Valuation Period begins at the close of normal trading of the New York Stock Exchange (generally, 3:00 p.m. central time) on one Business Day and ends at the close of normal trading of the New York Stock Exchange on the next succeeding Business Day

Variable Accumulated Value: The aggregate of the values in each of the Subaccounts under your Contract, as determined at the end of each Valuation Period.

UPDATED INFORMATION ABOUT YOUR CONTRACT

The information in this Annual Notice is a summary of certain Contract features that have changed since May 1, 2021. This may not reflect all of the changes that have occurred since you entered into your Contract.

As of June 1, 2021, the Columbia Small Company Growth Fund no longer accepts new investment allocations. Any order to allocate premiums and transfer Accumulated Value to the Subaccount that invests in the Columbia Small Company Growth Fund will be refused and any premium received with the order will be returned to you without interest. Any Accumulated Value you have in the Columbia Small Company Growth Subaccount can remain in the Subaccount unless you order the transfer or withdrawal of the Accumulated Value from the Subaccount. You will not be able to reinvest in the Columbia Small Company Growth Subaccount once you transfer from the Subaccount. If you participated in the automatic asset rebalancing, dollar cost averaging, or interest sweep programs and your instructions allocate Accumulated Value to this Subaccount, your participation in the program(s) has been suspended until you provide new allocation instructions to the Company.

As of January 1, 2022, FBL Wealth Management, LLC replaced FBL Investment Management Services, Inc. as investment adviser for the Asset Allocation Program.

IMPORTANT INFORMATION YOU SHOULD KNOW ABOUT THE CONTRACT

FEES AND EXPENSES				LOCATION IN PROSPECTUS
Charge for Early Withdrawal

If you withdraw money from your Contract during the first 8 Contract Years, you may be assessed a Surrender Charge of up to 8% of the amount withdrawn. In each Contract Year, you may withdraw a maximum of 10% of your Accumulated Value without incurring a Surrender Charge.

For example, if you were to make a withdrawal during the first Contract Year after your Contract purchase (and your Accumulated Value is $100,000), you could be assessed a charge of up to $8,000.

				Charges and Deductions
Transaction Charges	In addition to Surrender Charges, you may also be charged for other transactions. These charges include a transfer charge.			Charges and Deductions
Ongoing Fees and Expenses (annual charges)

The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you elected.

				Charges and Deductions

	Annual Fee	Minimum	Maximum
	Base Contract[1]	1.40%	1.40%
	Investment Options (portfolio company fees and expenses)[2]	0.35%	1.33%
	Guaranteed Minimum Income Benefit Rider (if elected)[3]	0.96%	0.96%

	Incremental Death Benefit Rider (if elected)[3] Issue Ages 0-65 Issue Ages 66-75	0.36% 0.72%	0.36% 0.72%
	Performance Enhanced Death Benefit Rider (if elected)[3] Issue Ages 0-65 Issue Ages 66-75	0.60% 1.20%	0.60% 1.20%

[1] We calculate the Base Contract fee by dividing the total amount we receive from the annual Contract administrative charge, the asset-based administrative charge, and the mortality and expense risk charge for the last fiscal year by the total average net assets attributable to the Contract for that year.

2 As a percentage of Investment Option assets.

3 As a percentage of Accumulated Value.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add surrender charges that substantially increase costs.

	Lowest Annual Cost: $ 1,572.20	Highest Annual Cost: $ 4,199.06

Assumes:

•  Investment of $100,000

•  5% annual appreciation

•  Least expensive

Investment Option fees and expenses

•  No optional benefits

•  No sales charges

•  No additional purchase payments, transfers, or withdrawals

Assumes:

•  Investment of $100,000

•  5% annual appreciation

•  Most expensive Investment Option fees and expenses

•  Most expensive combination of optional benefits

•  No sales charges

•  No additional purchase payments, transfers, or withdrawals

RISKS				LOCATION IN PROSPECTUS
Risk of Loss	You can lose money by investing in the Contract, including loss of principal.			The Company, Account and Investment Options

Not a Short-Term Investment

This Contract is not a short-term investment vehicle and is not appropriate for an investor who needs ready access to cash.

•                  We apply a Surrender Charge with respect to withdrawals during the first 8 Contract Years.  It will reduce the value of your Contract if you withdraw money during that time.

•                  Tax deferral is more beneficial to investors with a long time horizon.

Description of Annuity Contract Charges and Deductions
Risks Associated with Investment Options

An investment in the Contract is subject to the risk of poor investment performance, and can vary depending on the performance of the Investment Options.

Each Investment Option (including the Declared Interest Option) has its own unique risks. You should review these Investment Options before making an investment decision.

The Company, Account and Investment Options The Declared Interest Option
Insurance Company Risks

An investment in the Contract is subject to the risks related to Farm Bureau Life Insurance Company, including that any obligations (including under the Declared Interest Option), guarantees, or benefits of the Contract are subject to the claims-paying ability of the Company. More information about the Company, including its financial strength ratings, is available by calling toll-free at 1-800-247-4170 or writing to: Farm Bureau Life, 5400 University Avenue, West Des Moines, Iowa 50266.

The Company, Account and Investment Options The Declared Interest Option
RESTRICTIONS	LOCATION IN PROSPECTUS
Investments

Currently, the first twelve transfers in a Contract Year may be effected without a transfer charge. But we impose a transfer charge of $10 for the thirteenth and each subsequent transfer in a Contract Year.

You can no longer allocate premiums or transfer Accumulated Value to the Columbia Small Company Growth Subaccount.

Only one transfer per Contract Year is permitted between the Declared Interest Option and any or all of the Subaccounts.

We reserve the right, subject to compliance with applicable law, to make additions to, deletions from or substitutions for the shares of the Investment Options that the Account holds or that the Account may purchase.

Charges and Deductions The Declared Interest Option – Transfers from Declared Interest Option The Company, Account and Investment Options – Addition, Deletion, or Substitution of Investments
Optional Benefits

We offer several optional riders under the Contract. The features added through these riders include, among other things, additional death benefits and guaranteed minimum annuity payments. Under the Guaranteed Minimum Income Benefit Rider, your Investment Options are restricted to the Asset Allocation Model. If you affirmatively opt-out of the Asset Allocation Model, we will terminate the rider. We do not have the right to terminate an optional benefit you have elected in our sole discretion. In addition, withdrawals can reduce or eliminate the benefits guaranteed under the Guaranteed Minimum Income Benefit Rider.

Description of Annuity Contract

TAXES	LOCATION IN PROSPECTUS
Tax Implications

You should consult with a tax professional to determine the tax implications of an investment in and payments received under the Contract.

There is no additional tax benefit to you if the Contract is purchased through a tax-qualified plan or individual retirement account (IRA).

Withdrawals will be subject to ordinary income tax, and may be subject to tax penalties.

Federal Tax Matters
CONFLICTS OF INTEREST	LOCATION IN PROSPECTUS
Investment Professional Compensation

We have discontinued new sales of the Contracts to the public. We summarize below the kinds of compensation paid in connection with past sales of the Contract and on an ongoing basis.

Investment professionals receive compensation for selling the Contract to investors (e.g., in the form of cash commission payments). In addition to commissions and other forms of cash compensation, certain investment professionals also may receive non-cash compensation. Non-cash compensation can entail payment for conferences, seminars, meals, sporting events, theater performances, travel, lodging and/or entertainment as well as prizes and awards. Finally, investment professionals may receive other payments from the Company for services that do not directly involve the sale of the Contracts, including payments made for the recruitment and training of personnel, production of promotional literature and similar services.

These investment professionals have a financial incentive to offer or recommend the Contract over another investment.

Distribution of the Contracts
Exchanges

Because the Contract is no longer sold, you would not be affected by a scenario in which you are asked to replace an existing contract you own with a new purchase of this Contract. In general, you should be aware that some investment professionals may have a financial incentive to offer you a new contract in place of the Contract you already own. Thus, in general, you should only exchange your current Contract if you determine, after comparing the features, fees, and risks of both contracts, that it is preferable for you to purchase the new contract rather than continue to own the existing Contract.

The Contract

APPENDIX A: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT

The following is a list of Investment Options available under the Contract. More information about the Investment Options is available in the prospectuses for the Investment Options, which may be amended from time and time and can be found online at www.fbfs.com/variable-product-documents. You can also request this information at no cost by calling 1-800-247-4170 or sending an email request to LifePolicyService@fbfs.com. Depending on the optional benefits you choose, you may not be able to invest in certain Investment Options.

The current expenses and performance information below reflects fees and expenses of the Investment Options, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Investment Option’s past performance is not necessarily an indication of future performance. Updated performance information is available at no cost by visiting the website or calling the telephone phone number above.

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
Investment results that correspond to investment performance of non-U.S. common stocks, as represented by the MSCI® EAFE Index	CALVERT VARIABLE PRODUCTS Calvert VP EAFE International Index Portfolio Calvert Research and Management (Adviser) Ameritas Investment Partners, Inc. (Subadviser)	0.68%*	10.66%	9.08%	7.18%
Investment results that correspond to investment performance of U.S. common stocks, as represented by the NASDAQ-100® Index	CALVERT VARIABLE PRODUCTS Calvert VP NASDAQ-100 Index Portfolio Calvert Research and Management (Adviser) Ameritas Investment Partners, Inc. (Subadviser)	0.48%*	26.87%	27.68%	22.26%
Investment results that correspond to investment performance of U.S. common stocks, as represented by the Russell 2000® Index	CALVERT VARIABLE PRODUCTS Calvert VP Russell 2000® Small Cap Index Portfolio Calvert Research and Management (Adviser) Ameritas Investment Partners, Inc. (Subadviser)	0.59%*	14.3%	11.46%	12.45%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
Investment results that correspond to total return performance of U.S. common stocks, as represented by the S&P MidCap 400® Index	CALVERT VARIABLE PRODUCTS Calvert VP S&P MidCap 400 Index Portfolio – Class F Calvert Research and Management (Adviser) Ameritas Investment Partners, Inc. (Subadviser)	0.53%*	24.17%	12.5%	13.49%
Long-term capital appreciation with a global equity strategy that offers flexibility to invest in both growth and value stocks	COLUMBIA THREADNEEDLE INVESTMENTS Columbia Overseas Core Fund—Class 1 Columbia Management Investment Advisers, LLC (Adviser)	0.78%	9.96%	9.86%	7.65%
Capital appreciation by investing in an actively managed portfolio of mid-sized value stocks	COLUMBIA THREADNEEDLE INVESTMENTS Columbia Select Mid Cap Value Fund—Class 1 Columbia Management Investment Advisers, LLC (Adviser)	0.83%*	32.33%	13.01%	13.90%
Long-term capital appreciation by investing in a strategy focused on value stocks built for growth	COLUMBIA THREADNEEDLE INVESTMENTS Columbia Small Cap Value Fund—Class 2 Columbia Management Investment Advisers, LLC (Adviser)	1.22%	28.80%	9.56%	11.67%
Long-term capital appreciation by investing predominantly in small companies that appear built for long-term growth	COLUMBIA THREADNEEDLE INVESTMENTS Columbia Small Company Growth Fund—Class 2** Columbia Management Investment Advisers, LLC (Adviser)	1.16%*	-3.13%	23.99%	17.66%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
Long-term capital appreciation	DWS DWS Global Small Cap VIP—Class A DWS Investment Management Americas, Inc (Adviser)	0.80%*	14.94%	9.32%	9.20%
Long-term capital growth	DWS DWS International Growth VIP—Class A DWS Investment Management Americas, Inc (Adviser)	0.93%*	8.11%	12.72%	10.45%
Seeks to maintain a stable net asset value (NAV) of $1.00 per share	FEDERATED HERMES INSURANCE SERIES Federated Hermes Government Money Fund II—Service Shares Federated Hermes Investment Management (Adviser)	0.63%*	0.00%	0.61%	0.34%
High current income and moderate capital appreciation	FEDERATED HERMES INSURANCE SERIES Federated Hermes Managed Volatility Fund II—Primary Shares The Fund’s Investment Advisers are Federated Global Investment Management Corp. (Fed Global”), Federated Investment Management Company (FIMCO) and Federated Equity Management Company of Pennsylvania (FEMCOPA)	0.98%	18.51%	9.22%	8.31%
Current income	FEDERATED HERMES INSURANCE SERIES Federated Hermes Quality Bond Fund II—Primary Shares Federated Hermes Investment Management Company (Adviser)	0.74%*	-1.40%	3.83%	3.70%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
Long-term capital appreciation	FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS Fidelity® VIP Contrafund® Portfolio—Service Class 2 Fidelity Management & Research Company (FMR) (Adviser) FMR Co., Inc. and other investment advisers (Subadviser)	0.85%	27.51%	19.87%	16.35%
Capital appreciation	FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS Fidelity® VIP Growth Portfolio—Service Class 2 Fidelity Management & Research Company (FMR) (Adviser) FMR Co., Inc. and other investment advisers (Subadviser)	0.85%	22.90%	25.98%	19.40%
High level of current income, while also considering growth of capital	FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS Fidelity® VIP High Income Portfolio—Service Class 2 Fidelity Management & Research Company (FMR) (Adviser) FMR Co., Inc. and other investment advisers (Subadviser)	0.92%	4.29%	4.78%	5.36%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
Investment results that correspond to the total return of common stocks publicly traded in United States, as represented by the S&P 500 Index	FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS Fidelity® VIP Index 500 Portfolio—Service Class 2 Fidelity Management & Research Company (FMR) (Adviser) Geode Capital Management, LLC (Geode®) and FMR Co., Inc. (Subadvisers)	0.35%	28.26%	18.05%	16.15%
Long-term growth of capital	FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS Fidelity® VIP Mid Cap Portfolio—Service Class 2 Fidelity Management & Research Company (FMR) (Adviser)	0.86%	25.31%	13.32%	13.00%
Above-average income and long-term capital growth	FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS Fidelity® VIP Real Estate Portfolio—Service Class 2 Fidelity Management & Research Company (FMR) (Adviser) FMR Co., Inc., FMR Investment Management (UK) Limited, and other advisers (Subadvisers)	0.89%	38.64%	9.05%	10.14%
Capital appreciation, with income as a secondary goal	FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST Franklin Mutual Shares VIP Fund—Class 2 Franklin Mutual Advisers, LLC (Adviser)	0.98%	19.17%	6.44%	9.00%
Long-term total return	FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST Franklin Small Cap Value VIP Fund—Class 2 Franklin Advisory Services, LLC (Adviser)	0.91%	25.37%	9.94%	12.13%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
Income	FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST Franklin U.S. Government Securities VIP Fund—Class 2 Franklin Advisers, Inc. (Adviser)	0.78%	-1.83%	1.75%	1.28%
High level of current income, while also considering preservation and appreciation of capital	FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST Templeton Global Bond VIP Fund—Class 2 Franklin Advisers, Inc. (Adviser)	0.76%*	-4.99%	-0.94%	1.13%
Capital growth over long term	J.P. MORGAN INSURANCE TRUST J.P. Morgan Insurance Trust Small Cap Core Portfolio—Class 2 J.P. Morgan Investment Management Inc. (Adviser)	1.09%	21.06%	11.46%	13.70%
Long-term growth of capital by investing primarily in common stocks of U.S. companies operating in sectors investment adviser believes will be fastest growing	T. ROWE PRICE EQUITY SERIES All-Cap Opportunities T. Rowe Price Associates, Inc. (Adviser)	0.80%*	20.80%	26.19%	19.64%
High level of dividend income and long-term capital growth through investments in large-capitalization stocks of companies with strong track record of paying dividends or that are undervalued	T. ROWE PRICE EQUITY SERIES Equity Income Portfolio T. Rowe Price Associates, Inc. (Adviser)	0.74%*	25.55%	11.01%	11.81%
Highest total return over time consistent with emphasis on both capital growth and income	T. ROWE PRICE EQUITY SERIES Moderate Allocation Portfolio T. Rowe Price Associates, Inc. (Adviser)	0.85%*	10.06%	10.98%	9.85%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
Long-term growth of capital through investments primarily in common stocks of established non-U.S. companies	T. ROWE PRICE INTERNATIONAL SERIES International Stock Portfolio T. Rowe Price Associates, Inc. (Adviser) T. Rowe Price International Ltd and T. Rowe Price Singapore Private Ltd (Subadvisers)	0.95%*	1.32%	10.21%	8.18%

*              These Investment Options and their investment advisers have entered into contractual fee waivers or expense reimbursement arrangements. These temporary fee reductions are reflected in their annual expenses. Those contractual arrangements are designed to reduce total annual portfolio operating expenses for Policyowners and will continue until at least April 30, 2023.

**           This Fund is closed to new investment. You can no longer allocate premiums or transfer Accumulated Value to the Subaccount that invests in this Fund.

APPENDIX B: INVESTMENT OPTIONS AVAILABLE UNDER THE GUARANTEED MINIMUM INCOME BENEFIT RIDER

If you elect the Guaranteed Minimum Income Benefit rider, your Investment Options are restricted to the Asset Allocation Model. If you affirmatively opt-out of the Asset Allocation Model, we will terminate the rider.

The following is a list of Investment Options available under the Asset Allocation Model:

Calvert VP S&P MidCap 400 Index Portfolio – Class F

Columbia Small Cap Value Fund–Class 2

Federated Hermes Quality Bond Fund II–Primary Shares

Fidelity®  VIP Contrafund® Portfolio–Service Class 2

Fidelity® VIP High Income Portfolio–Service Class 2

Fidelity® VIP Mid Cap Portfolio–Service Class 2

Fidelity® VIP Real Estate Portfolio–Service Class 2

Franklin Mutual Shares VIP Fund–Class 2

Franklin U.S. Government Securities VIP Fund–Class 2

Fidelity® VIP Growth Portfolio–Service Class 2

Templeton Global Bond VIP Fund–Class 2

T. Rowe Price Equity Income Portfolio

T. Rowe Price International Stock Portfolio

More information about the Investment Options is provided in Appendix A of this Annual Notice.

[Back Cover Page]

Please retain this Annual Notice with your Contract prospectus for future reference. The last Prospectus and Statement of Additional Information as part of the registration statement we filed with the Securities and Exchange Commission (SEC) are dated May 1, 2009. Both documents contain additional important information about the Contract. You may call us toll-free at 1-800-247-4170 or write to us at 5400 University Avenue, Des Moines, Iowa 50266, to request additional information and to ask questions about your Contract.

Reports and other information about the Account are available on the SEC website at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

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